Provident Energy Announces Bought Deal Financing

NEWS RELEASE NUMBER 17-06	July 11 , 2006

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced that it has entered into a bought deal agreement with a syndicate of underwriters to issue 16,325,000 subscription receipts (the “Subscription Receipts”) of Provident at a price of C$13.85 per Subscription Receipt for proceeds of approximately C$226.1 million.

Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration, one trust unit upon completion of the acquisition of oil and gas properties announced earlier today. The gross proceeds from the sale of the Subscription Receipts will be held by an escrow agent and invested in short term obligations issued or guaranteed by the Government of Canada (or other approved investments) pending completion by Provident of the acquisition. Upon completion, the escrowed funds will be released to Provident and used to fund a portion of the purchase price in respect of the acquisition. Provided the acquisition closing occurs on or before September 30, 2006, subscribers who hold Subscription Receipts on a record date for distributions in respect of trust units of the Trust will be eligible to receive such distributions upon the latter of the acquisition closing or the date the distribution is made to unitholders. The first distribution subscribers of Subscription Receipts are anticipated to be entitled to receive should the acquisition closing occur on or before September 30, 2006, is the August distribution, payable on or about September 15, 2006. If the acquisition fails to close by 5:00 p.m. (MDT) on September 30, 2006, or the acquisition is terminated at an earlier time, the escrow agent will return to the holders of Subscription Receipts an amount equal to the offering price therefore and their pro rata entitlements to interest earned on such amount.

Provident has also granted to the underwriters an over-allotment option to purchase up to an additional 2,448,700 Subscription Receipts at the offering price exercisable up to 30 days from the closing of the offering. The offering is expected to close on or about July 31, 2006.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com